FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of March 2007

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant's Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PARAGRAPHS 1-3 OF THE PRESS RELEASE ATTACHED TO THIS FORM 6-K ARE HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-130048, 333-137153) AND FORM S-8 (NOS. 333-136957, 333-110696, 333-100971 AND 333-11650), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Attached hereto and incorporated by reference is the following Registrant’s press release:

BOS’s subsidiary, Odem Technologies, has entered into a new agreement with Positronic Industries for the sale of electronic components and has expanded its existing agreement with Sensata Technologies Inc.; Dated March 20, 2007.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant) By: /s/ Shmuel Koren —————————————— Shmuel Koren President and CEO

Dated: March 20, 2007

BOS’s subsidiary, Odem Technologies, has entered into a new agreement with Positronic Industries for the sale of electronic components and has expanded its existing agreement with Sensata Technologies Inc.

Rishon Le’Zion, Israel – (BUSINESS WIRE) – March 20, 2007 - B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) (NASDAQ:  BOSC;  TASE: BOSC), announced today that its subsidiary,  Odem Technologies 1992 Ltd. (“Odem”), has signed an agreement with Positronic Industries, Inc. for the supply of electronic components to the aviation and telecom markets in Israel.

In addition, Odem’s appointment as a non-exclusive sales representative of Sensata Technologies Inc. (“STI”, previously Texas Instruments Sensors & Controls) has been expanded to include the territories of Turkey, Greece and Asia. Odem has been serving as STI’s non-exclusive sales representative to the Aerospace and Military industries in Israel for approximately 15 years.

BOS’ management estimates that the new agreement entered into with Positronic Industries and the expansion of the scope of the agreement with STI will increase the Company’s sales in the next 12 months by an aggregate of approximately $1 million.

Avidan Zelicovsky, Odem’s CEO and Head of BOS’s RFID Division commented: “We are pleased with Positronic’s and Sensata’s choice of Odem. These developments demonstrate the continued momentum we are experiencing in our electronic components division. The expansion of the Sensata agreement is an important milestone in our penetration into new non-Israeli markets, and opens significant long-term growth opportunities for us.”

Shmuel Koren, BOS’s President & CEO, said “BOS continues to strengthen its electronic components business unit. The expansion of the STI agreement is a result of our focus on developing our international presence in this industry. We are looking forward to developing and further enhancing long term relationships with Positronic Industries and with Sensata Technologies.”

About BOS

B.O.S Better Online Solutions Ltd. (“BOS”) was established in 1990. Through its wholly owned subsidiaries, BOS’s activities are focused on two segments:

Supply-Chain Solutions segment, based on Odem Electronic Technologies 1992 Ltd., providing solutions in the RFID, semiconductors, electronic components, CCD, imaging, networking, telecom and automation fields.

Software Solutions segment, with products marketed under the BOSaNOVA brand name. These products deliver instant and transparent connectivity from IBM iSeries computers to personal computers, thin clients and browsers.

BOS is traded on NASDAQ (BOSC) and on the Tel-Aviv Stock Exchange (BOSC). BOS’s website address is www.boscorporate.com.

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or a few major customers, the uncertainty of our being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS; and additional risks and uncertainties detailed in BOS’s periodic reports and registration statements filed with the U.S. Securities and Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

Contact:
B.O.S Better Online Solutions Ltd.
Mr. Gilad Friedhaber, +972-54-8110410
gilad@kwan.co.il
or
Mr. Eyal Cohen, CFO, +972-3-954-1000
eyalc@boscom.com